March  4, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549-0306
Attention: Leigh Ann Shultz
Reviewing Accountant

Re: Aura Systems, Inc.
       Form 10K for the year ended February 28, 2010
       S.E.C. File No. 000-17249

Dear Ms. Schultz,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, we or our) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 18, 2011. Our responses set forth below correspond to the comments as numbered in the staff’s letter.

Response to Comment #1 Further comments regarding critical accounting policy disclosure related to inventory.

Noted

Response to Comment #2 Modify disclosure regarding additional costs to upgrade ECU’s

We will modify future filings to indicate that we do not anticipate significant costs in addition o the amount already accrued to upgrade the ECU’s to current models.

Response to Comment #3 Our response to prior comment #17

We intend to file all previously unfiled agreements regarding advances from our board member as exhibits in our Form 10-K for the fiscal year ended February 28, 2011.  Following is a description of each of these unfiled documents: Twenty six Demand Promissory Notes to Warren Breslow dated as follows: 12/18/07, 6/18/08, 8/1/08, 10/14/08, 10/23/08, 112/18/08, 3/12/09, 4/24/09, 6/1/09, 6/30/09, 8/13/09, 8/27/09, 10/22/09, 12/4/09, 1/4/10, 1/29/10, 4/7/10, 5/7/10, 5/10/10, 5/28/10, 6/3/10, 6/15/10, 7/2/10, 10/8/10, 11/3/10, and 11/10/10.

Response to Comment #4 Specific plans for utilization of long-term inventory

Most of our inventory consists of a variety of (i) metallic, mechanical components, and (ii) electrical components including metallic chassis to hold the assembled electrical systems.  The vast majority of mechanical components are not aged and most of the electrical components are also not aged.  The components that are aged are related to the prime mover/Generator interface that may not be in demand any longer.

Currently, we offer and ship three different basic models of systems; (i) a 5 kW based systems, (ii)an 8.5 kW based system and (iii) a 16 kW based systems (two 8.5 kW systems configured in tandem back-to-back).  Each of these systems can be configured with different options such as 110 VAC only, 220 VAC only, 24 VDC only, 12 VDC only and AC/DC combinations of the same or different voltages.  In addition, the system can be configured with single phase, split phase or three-phase output.
A number of the mechanical components are common to all three of the above configurations, while others are very specific.  For example, the stators and rotors for the 5 kW systems are different from the 8.5 kW systems, but the housings are the same.  Similarly, the electrical components consist of some parts that are geared for a specific configuration while others are generic and can be used for all of the configurations.   The electrical chassis are also interchangeable between the 5 kW and 8.5 kW configurations.
Due to the nature and mix of the product being sold, frequently, the 5 kW electrical systems are upgraded to 8.5 kW systems by replacing some components.
From the above description one can understand that the inventory consists of numerous components and subassemblies but not finished systems; therefore each system that is sold and shipped to a customer is built from some components that are in inventory and others that need to be purchased to be able to configure the required system.
Currently, most of the product being shipped consists of 8.5 kW systems.  These systems are built by using existing inventory subassemblies and parts, including some that can be used for both 5 kW and 8.5 kW systems, and additional parts that are purchased to provide the required configuration.  Typically such systems are built using approximately 20 to 25 percent of existing inventory and approximately 75% of additional parts that are purchased.
However, most of the systems currently being sold to the Korean military consist of 5 kW systems.  They have been purchasing approximately 100 systems per year and have indicated to us that they will continue to do so for the next six years.  To date we have shipped over 400 such systems (in this case 100% of the rotors and stators are used from existing inventory and over 50% of the electrical parts are also from inventory).
Thus, while the inventory is divided between current and long term categories, the components are the same and cannot be segregated.  The long-term classification only refers to the fact that they are not expected to be depleted during the current period.
In addition to the above, we constantly see demand for different and unique configurations that require the purchase of additional parts.
While we recognize that there are no specific guidelines for provisions for carrying costs or impairment, we have attempted to balance the fact that the inventory we have on hand, while physically old, is still capable of being utilized, with the fact that  at our current level and mix of sales, it will still take a period of time to deplete this inventory.

Response to Comment #5 Filing agreements without all exhibits

We intend to file all previously unfiled exhibits to the filed agreements (together with the originally filed agreements) as exhibits in our Form 10-K for the fiscal year ended February 28, 2011, rather than amending the Form 10-K for the fiscal year ended February 28, 2010. We propose this course of action in order to avoid the inconvenience and expense of amending the previously filed Form 10-K.  In this regard, we believe that the terms of these omitted exhibits are not material to an investor.

Response to Comment #6 Classification of $1,500,000 of inventory as current during each period

While recognizing that we cannot determine exactly how much of the inventory on hand will be utilized in the upcoming twelve month period, we have tried to create a reasonable estimate utilizing the trailing twelve month cost of sales, in addition to other factors. For example, since we  know that many of the applications require new parts to be purchased that are not already in inventory, we would potentially be overstating current assets if we based it strictly upon the prior twelve months cost of sales, without taking into consideration the fact that we do need to purchase parts currently for many of the  applications we are selling our product for.

Response to Comment #7 regarding physical segregation of current and long-term inventory

The long-term and short-term classifications of inventory relate to the potential usage of the inventory in the future, not the period in which they were purchased. For example, our 5Kw ECU’s, which comprise approximately $1.5 million of our total gross inventory, are included as a component of both short term and long term inventory. These ECU’s are identical in appearance, usage and use-ability. Any physical segregation of this item would simply be an arbitrary placement of the physical item in one place or another. We can generate an inventory purchase report that would show when an item was purchased, but since each individual item is generic, if we have 100 pieces of a part in inventory that was purchased several different times, there is no way to identify which of the 100 pieces is related to which purchase. Our auditors have performed a physical inventory count at each year-end audit, but again, with generic parts of each part number, there is no meaningful way to physically segregate an item between long-term and short-term. Those classifications are simply a calculation of an estimated amount of usage. The Company does carry inventory at the lower of cost or market, but since to date, all items when sold are sold above cost, there has not yet been a requirement for  a write-down of the cost as would be required under the lower of cost or market accounting.

Response to Comment #8 long-term inventory has only changed by $143,000

Note that not only has the inventory classified as long-term decreased by $143,164, the reserve for obsolescence has also decreased by $145,328, resulting in a total decrease of $288,492 in the portion of inventory considered long-term. Note also that while the inventory we have on hand can still be utilized for the applications for which it was designed, some of the newer applications require items that were not part of the original inventory. In these cases, parts need to be purchased to complete the systems being sold, but have not been a part of inventory and therefore do not decrease the prior inventory when they are sold.

Response to Comment #9 amount of inventory scrapped in the nine months ended November 30, 2010

The amount of inventory scrapped during the nine months ended November 30, 2010 totaled $51,505.36.
Of this amount, $19,799.69 had been fully reserved for, therefore having a zero dollar effect on the net inventory. We will disclose the amount of inventory scrapped in future filings.

Response to Comment #10 issuance of 350,642 warrants

All the warrants that were issued were attached to stock that was sold during the period and therefore had no income statement effect and were therefore not separately discussed. In the future we will specifically disclose the nature of the warrants issued and state that they were attached to stock, and disclose the specific terms of the warrants in the footnotes in addition to the disclosure in the table.

Response to Comment #11 re-pricing of outstanding employee options

We will calculate the expense for the re-pricing of the outstanding employee options utilizing the Black Scholes calculation and will expense the amount required in the 4th quarter and adjust the going forward amortization of the monthly expense for the options.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman

Melvin Gagerman

CEO